Exhibit 6

                                GOLDEN CYCLE, LLC
                             4025 Crooked Hill Road
                         Harrisburg, Pennsylvania 17110

                                  April 2, 1998

Mr. Joseph F. Keenan
Chairman of the Board
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Keenan:

         I write with regard to your letter dated March 31 which is the only direct response to our requests to meet with your Board and management to discuss our interest in acquiring the balance of Global Motorsport Group's common shares. I do not understand your questioning of the seriousness of our proposal. In that regard I would remind you that we are Global's largest shareholder and have already invested $7.1 million in the company.

         If you truly question our seriousness, I suggest you meet with us to discuss our proposal. I am confident such a discussion will help you understand that we have both the capacity and the desire to acquire Global at a full and fair price. We have suggested what we believe to be such a price based on the information available to us. We remain ready to consider your view on value and hope you will provide us promptly with that information.

         Despite the aggressive tone of your letter, there are things in it I find encouraging. First, your criticism of our decision not to seek a meeting before we sent our written proposal suggests a recognition on your part that immediate and serious discussions are in the best interests of stockholders. I hope that if you somehow feel insulted by the method we chose to communicate our interest, such personal feeling will not impede the Board in complying with its obligations to the stockholders.

         Second, your representation that all potential bidders will be given equal access to information suggests a recognition that the stockholders' interests are served by a level playing field. The Board can establish and maintain such a level playing field by eliminating all impediments to a full and fair offer.

         Third, your retention of Cleary Gull suggests very little time will be necessary for your Board to recognize the fairness of our $18 cash offer. As you presumably know, Cleary Gull assisted us in our recent purchases of more than 3.6% of Global's outstanding shares at prices significantly less than $18 and offered to sell us restricted shares representing an additional 3.3% of the total outstanding shares at the lower price.

         Let me reiterate that we and our advisors are prepared to meet promptly at your earliest convenience in order to negotiate a mutually desirable and beneficial transaction.

                                             Very truly yours,

                                             /s/  Alex Grass